Kemper Snowboards, Inc.



ANNUAL REPORT

1516 S Daniel

Heber City, UT 84032

(435) 777-5174

https://www.kemper-snowboards.com/

This Annual Report is dated December 9, 2021.

BUSINESS

Kemper Snowboards, Inc. was officially founded in 1987 by David Kemper who built the first boards in his garage in Ontario, Canada dating back to the winter of 1984/85. Once the brand started to gain momentum, Kemper moved its board production to a snowboard factory in Montreal, Canada for the 1988/89 snowboarding season. In 1989/90 the snowboard production moved to Austria.

Kemper Snowboards, Inc. quickly became one of the biggest snowboarding brands in snowboard history and competed directly against Burton Snowboards, Sims Snowboards, and Barfoot Snowboards. The Kemper snowboarding brand was best remembered for fully embracing snowboarding's neon period in both their snowboard graphics and their incredible range of funky outerwear.

In 1989, business was booming and Kemper had one of the best professional snowboard teams of the era. David Kemper eventually partnered with a windsurfing distribution company in Glendale, California called the Romney Group who added Kemper Snowboards to their portfolio of snowboarding brands. During that time, David relocated to California to help oversee the business, team management, and the growing product line. In 1992, David sold his remaining shares of the company to focus on his college education.

By 1994, the company was sold to an in-line skate company on the east coast. A couple of years shortly after, Kemper Snowboards officially went out of business.

In the winter of 2019, Jib Hunt, a former professional snowboarder, relaunched the Kemper Snowboards brand. Hunt moved Kemper's headquarters from the east coast to Park City, Utah to better position the snowboarding brand for growth and exposure within the Utah snowboarding scene. Kemper Snowboards formed as an LLC in October 2019 and converted into Delaware corporation in November 2020.

Kemper snowboards are made in an independent ski and snowboard factory called GP87. They produce for 40-50 ski and snowboard brands across the globe.

Some of the major retailers that Kemper snowboards are sold in are Scheels and Backcountry.com.

Previous Offerings

Between 2020 and 2019, we sold 0 [shares of common stock] in exchange for $0 per share under Regulation Crowdfunding.

N/A

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

How long can the business operate without revenue:

Revenue generation is crucial for the survival and growth of our company. We consistently need to be selling snowboards and snowboarding gear, especially during the winter months to increase revenue and make the company profitable.

This is our first capital raise and it is super important to give the company runway to develop new products, hire key staff, and purchase new inventory.

Foreseeable major expenses based on projections:

The major expenses for Kemper will always be the inventory. Production is placed in late January and a 50% deposit is required. The balance 50% is due four months later when the production is ready to ship to the U.S. warehouse.

The estimated production for 2020 is $350k for snowboards and $80k for apparel/accessories.

In addition to inventory, major monthly expenses are: office/warehousing space - $3,500, employees & benefits - $29k, online marketing - $5k, and shipping - $3k.

Future operational challenges:

Future operational challenges we foresee would be the logistics and warehousing of our products as we grow nationally and internationally. Currently we use a 3PL for warehousing and shipping and the goal for Kemper would be to have our offices and warehouse all under one roof and 100% under our control.

Future challenges related to capital resources:

As the company increases sales year over year, we may need to raise additional funds to help keep up the production of the snowboards. As we grow we'll need to hire additional employees, while still remaining lean. With this capital raise, we should be able to maintain a healthy business for a couple of years before requiring more funding resources.

Future milestones and events:

We are working on a new flagship store in partnership with American Dream in Rutherford, NJ. Our store will be located at the entrance of Big Snow, the USA's only indoor snow park. This is going to allow us to sell snowboards all-year-round. Kemper stores allow us to sell direct with higher margins.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $129,205.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: U.S. Small Business Administration - EIDL

Amount Owed: $23,000.00

Interest Rate: 3.75%

Maturity Date: June 01, 2050

Creditor: Wasatch Peaks Credit Union - Line of Credit

Amount Owed: $170,000.00

Interest Rate: 6.0%

Maturity Date: July 01, 2030

In August 2020, the Company procured a line of credit from WPCU backed by the SBA which is secured by the assets of the Company. The line of credit allows the Company to draw up to $200,000. The Company has drawn down $150,000 of the line of credit.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Steven (Jib) Hunt

Steven (Jib) Hunt 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer, Chief Financial Officer, Secretary, Director

Dates of Service: March 01, 2018 - Present

Responsibilities: Day management, operations, marketing, design, and production. Compensation: $200k for CEO, $50k for Director.

Other business experience in the past three years:

Employer: Octane11

Title: COO

Dates of Service: January 01, 2019 - July 31, 2020

Responsibilities: Marketing & Operations

Other business experience in the past three years:

Employer: MediaMath

Title: Head of Digital Marketing

Dates of Service: February 15, 2018 - January 01, 2019

Responsibilities: Digital Marketing of Media Math

Other business experience in the past three years:

Employer: 1010data

Title: VP of Marketing and Demand Gen

Dates of Service: March 10, 2017 - January 15, 2018

Responsibilities: Digital Marketing of 1010data

Other business experience in the past three years:

Employer: Octane11

Title: Senior Marketing Advisor

Dates of Service: August 01, 2020 - Present

Responsibilities: Marketing Advisory Services, works approximately 5 hours per week on an as needed basis.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Steven Hunt

Amount and nature of Beneficial ownership: 970,000

Percent of class: 100.0

RELATED PARTY TRANSACTIONS

N/A

OUR SECURITIES

Our authorized capital stock consists of 1M shares of common stock, par value $5 per share. As of December 31, 2020, 967,646- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
[Add any preferred stock authorized and/or issued]

[Insert dividends, redemption and other provisions included in Reg CF if applicable]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the snowboarding industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $1.07M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services involve the manufacturing and selling of snowboards, snowboarding gear, and accessories. Our revenues are therefore dependent upon the market for snowboards and snowboarding related products.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Kemper Snowboards Inc. was formed on November 2nd, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Kemper Snowboards Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on December 9, 2021.

Kemper Snowboards, Inc.

By   /s/ *Steven M Hunt*

      Name: Steven M Hunt

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

Kemper Snowboards

Profit and Loss
January - December 2019

	TOTAL
Income	
Income (deleted)	74,820.23
Product Revenue	2,997.27
Services	4,671.58
Total Income	**$82,489.08**
Cost of Goods Sold	
Cost of Goods Sold	25,094.49
Total Cost of Goods Sold	**$25,094.49**
GROSS PROFIT	**$57,394.59**
Expenses	
Bank Fees	1.00
Commissions and fees	
Commissions	1,000.00
Total Commissions and fees	**1,000.00**
Contract labor	19,000.00
Insurance	
Business insurance	1,123.62
Total Insurance	**1,123.62**
Legal and professional services	4,342.08
Marketing	30,106.20
Materials and supplies	62,736.49
Meals	857.29
Office expenses	1,170.64
Shipping fees	709.75
Total Office expenses	**1,880.39**
Other Business Expenses	4,109.97
Apps/software/web services	2,773.03
Computers	102.06
Furniture (>$200)	228.22
Other expenses	21,079.67
Other tools and equipment	60.12
Transaction/Processing Fees	4,031.01
Total Other Business Expenses	**32,384.08**
Taxes and licenses	
Business licenses	70.00
Total Taxes and licenses	**70.00**
Travel expenses	2,156.56
Utilities	595.46
Total Expenses	**$156,253.17**
NET OPERATING INCOME	**$ -98,858.58**

Kemper Snowboards

Profit and Loss

January - December 2019

	TOTAL
Other Expenses	
Personal Expense	30,059.49
Vehicle	
Gas and fuel	673.20
Parking and tolls	55.00
Vehicle loan	5,652.31
Vehicle registration	176.25
Wash and road services	18.40
Total Vehicle	**6,575.16**
Total Other Expenses	**$36,634.65**
NET OTHER INCOME	**$ -36,634.65**
NET INCOME	**$ -135,493.23**

Kemper Snowboards

Balance Sheet
As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America - Checking	-202.52
Cash	0.00
Total Bank Accounts	**$ -202.52**
Accounts Receivable	
Accounts Receivable (A/R)	4,671.58
Total Accounts Receivable	**$4,671.58**
Total Current Assets	**$4,469.06**
TOTAL ASSETS	**$4,469.06**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Delta Amex	7,111.04
Total Credit Cards	**$7,111.04**
Total Current Liabilities	**$7,111.04**
Total Liabilities	**$7,111.04**
Equity	
Opening Balance Adjustment	-2,810.51
Owner's Equity	135,661.76
Retained Earnings	
Net Income	-135,493.23
Total Equity	**$ -2,641.98**
TOTAL LIABILITIES AND EQUITY	**$4,469.06**

Kemper Snowboards

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America - Checking	4,899.98
Cash	0.00
Chase Business Checking	115,971.10
Deposited QuickBooks Payments	8,328.46
Wasatch Peaks - Checking	0.00
Wasatch Peaks - Savings	5.61
Total Bank Accounts	**$129,205.15**
Accounts Receivable	
Accounts Receivable (A/R)	29,472.71
Total Accounts Receivable	**$29,472.71**
Other Current Assets	
Factor Reserve Account	-12,668.31
Inventory Asset	79,918.15
Undeposited Funds	0.00
Total Other Current Assets	**$67,249.84**
Total Current Assets	**$225,927.70**
Fixed Assets	
American Dream Buildout	15,000.00
Total Fixed Assets	**$15,000.00**
TOTAL ASSETS	**$240,927.70**

Kemper Snowboards

Balance Sheet

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	39,500.00
Total Accounts Payable	**$39,500.00**
Credit Cards	
Delta Amex	7,612.86
Total Credit Cards	**$7,612.86**
Other Current Liabilities	
Wasatch Peaks - LOC	182,572.00
Total Other Current Liabilities	**$182,572.00**
Total Current Liabilities	**$229,684.86**
Long-Term Liabilities	
CARES Act	10,000.00
EIDL SBA Disaster	23,000.00
PPP	42,000.00
Total Long-Term Liabilities	**$75,000.00**
Total Liabilities	**$304,684.86**
Equity	
Opening Balance Adjustment	3,773.64
Owner's Equity	146,661.76
Partner's Equity	141,980.00
Retained Earnings	-135,493.23
Taxes	
State tax	-20.93
Total Taxes	**-20.93**
Net Income	-220,658.40
Total Equity	**$ -63,757.16**
TOTAL LIABILITIES AND EQUITY	**$240,927.70**

Kemper Snowboards

Profit and Loss
January - December 2020

	TOTAL
Income	
Discounts given	-3,796.21
Grant Income	25,500.00
Other Income	23.83
Product Revenue	143,680.79
Services	-29.10
Shipping Income	3,052.42
Uncategorized Income	8,290.96
Total Income	**$176,722.69**
Cost of Goods Sold	
Cost of Goods Sold	120,860.79
Inventory Shrinkage	-650.40
Shipping	13,632.04
Total Cost of Goods Sold	**$133,842.43**
GROSS PROFIT	**$42,880.26**
Expenses	
Bank Fees	4,747.00
Commissions and fees	
Referral/broker/selling fees	30.00
Total Commissions and fees	**30.00**
Contract labor	37,511.22
Entertainment	132.02
Healthcare	
Health Insurance Premium	4,281.70
Total Healthcare	**4,281.70**
Insurance	152.75
Business insurance	1,943.50
Total Insurance	**2,096.25**
Interest Paid	100.00
Credit card interest	1,060.46
Total Interest Paid	**1,160.46**
Legal and professional services	11,949.99
Marketing	23,651.02
Advertising	4,618.41
Paid Advertising	34,491.04
Total Marketing	**62,760.47**
Materials and supplies	4,457.79
Meals	5,343.63

Kemper Snowboards

Profit and Loss

January - December 2020

	TOTAL
Office expenses	1,630.92
Office expenses	700.00
Shipping fees	148.01
Total Office expenses	**2,478.93**
Office Supplies	2,400.00
Other Business Expenses	6,005.66
Apps/software/web services	16,767.77
Apps/software/web services (>$200)	1,671.56
Computers	366.62
Computers (>$200)	116.07
Memberships/subscriptions	100.00
Other expenses	2,886.87
Other tools and equipment	257.97
Transaction/Processing Fees	435.32
Total Other Business Expenses	**28,607.84**
QuickBooks Payments Fees	1,361.20
Rent and lease (business bldg/land)	24,440.63
Salaries & Wages	57,000.00
Taxes and licenses	
Business licenses	20.00
Other taxes	60.00
Total Taxes and licenses	**80.00**
Travel expenses	935.93
Utilities	1,018.60
Total Expenses	**$252,793.66**
NET OPERATING INCOME	**$ -209,913.40**
Other Expenses	
Personal Expense	-49.99
Vehicle	
Gas and fuel	1,846.66
Parking and tolls	334.25
Vehicle insurance	634.45
Vehicle loan	6,441.55
Vehicle registration	171.75
Vehicle Repairs	1,196.08
Wash and road services	170.25
Total Vehicle	**10,794.99**
Total Other Expenses	**$10,745.00**
NET OTHER INCOME	**$ -10,745.00**
NET INCOME	**$ -220,658.40**

CERTIFICATION

I, Steven M Hunt, Principal Executive Officer of Kemper Snowboards, Inc., hereby certify that the financial statements of Kemper Snowboards, Inc. included in this Report are true and complete in all material respects.

Steven M Hunt

Principal Executive Officer